Arch Therapeutics, Inc.

235 Walnut St., Suite 6

Framingham, MA 01760

May 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Office of Industrial Applications and Services

Washington, D.C. 20549

Re:	Arch Therapeutics, Inc.

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-268008

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Arch Therapeutics, Inc., a Nevada Corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-268008), together with all exhibits and amendments thereto (the “Registration Statement”), originally filed on October 26, 2022. The Company is seeking withdrawal of the Registration Statement because it does not wish to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our CEO, Terrence Norchi.

Thank you for your assistance in this matter.

Sincerely yours,

Arch Therapeutics, Inc.

By:	/s/ Terrence Norchi
Name:	Terrence Norchi
Title:	President, Chief Executive Officer, Chairman